LIST OF SUBSIDIARIES

Name of Subsidiary		Place and Country of Incorporation

1.	642706 B.C. Ltd. (doing business as EYI Management)	British Columbia, Canada

2..	Halo Distribution LLC	Kentucky, USA

3.	Essentially Yours Industries (Canada), Inc.	Canada

4.	Essentially Yours Industries, Inc.	Nevada, USA

5.	RGM International, Inc.	Kentucky, USA